SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                 REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
               RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE
                                   ACT OF 1934


                         FOR THE MONTH OF FEBRUARY 2001


                         (Commission File No. 001-14489)


                 TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
            ------------------------------------------------------
            (Exact name of registrant as specified in its charter)


                  TELE CENTRO OESTE CELLULAR HOLDING COMPANY
                ---------------------------------------------
                (Translation of registrant's name in English)


          SCS-QUADRA 2, BLOCO C, EDIFICIO ANEXO-TELEBRASILIA CELULAR
          ----------------------------------------------------------
                         -7o ANDAR, BRASILIA, D.F.
                         -------------------------
                        FEDERATIVE REPUBLIC OF BRAZIL
                        -----------------------------
                   (Address of Principal Executive Offices)


      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                            Form 20-F X      Form 40-F
                                     ---               ---

                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)


                                    Yes       No  X
                                        ---      ---



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                                                   TCOC3: R$ 8,70/1.000 shares
                                                   TCOC4: R$ 8,46/1.000 shares
                                             TRO: US$ 12.70/ADR (1 ADR = 3,000
                                                                       shares)


    INVESTOR RELATIONS:
ARTHUR FONSECA  -                                                     WEB SITE
ARTHUR.FONSECA@TCO.NET.BR
-------------------------
FLAVIA  MENEZES  -                                        HTTP://WWW.TCO.NET.BR
FLAVIA.MENEZES@TCO.NET.BR                                 ---------------------
-------------------------

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                              PUBLICLY-HELD COMPANY
                             CNPJ 02.558.132/0001-69



                               TO THE SHAREHOLDERS

   FEBRUARY 6, 2001 -- Tele Centro Oeste Celular  PARTICIPACOES S.A. (NYSE: TRO;
   BOVESPA: TCOC3/TCOC4) hereby informs its Shareholders that the Company has approved the payment of Interest on Owned Capital in accordance with the statement of financial position for the period ending on DECEMBER 31, 2000 and in accordance with Article 9 of Law 9249/95 and Provision Number 207/96 of the Securities Exchange Commission (CVM), in the value of R$ 0.0000528123 per share, with 15% withheld income tax, which results in net Interest of R$
   0.0000448904 per share, except to those shareholders who are immune or exempt.

   The corresponding credit was written in the Company's accounting books on DECEMBER 31, 2000, on an individualized basis to each shareholder, according to their shareholding position on FEBRUARY 16, 2001, rendering the shares prior-to-Interest on Owned Capital as of FEBRUARY 19, 2001.

   THE VALUE OF THE INTEREST, NET OF THE APPLICABLE WITHHELD INCOME TAX, WILL BE ASCRIBED TO THE VALUE OF THE MANDATORY DIVIDEND AND THE STATUTORY DIVIDEND ON THE PREFERRED SHARES, RELATIVE TO THE FISCAL YEAR 2000, ADDING SUCH VALUE TO THE TOTAL AMOUNT IN DIVIDENDS DISTRIBUTED BY THE COMPANY FOR ALL PURPOSES PROVIDED IN THE COMPANY'S BYLAWS.



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   Those  individuals  who are  considered  immune to or exempt  from income tax according to the applicable legislation are required to prove such condition to the Shares Division of Banco Real S/A, the depository institution for the shares without certificates, located at Av. Paulista, 1374 - 16o andar - Cerqueira Cesar - Sao Paulo - SP by February 16, 2001.

   Shareholders in the Chambers of Liquidation and Safekeeping of the Stock Exchange will have to register such documents in the Chambers of Liquidation.

   The payment of the interest mentioned above will be discussed at the General Shareholders Meeting that will look into the results of the Financial Statements for the period ending on December 31, 2000, at which time the date of the beginning of such payment shall be decided.










THIS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS. STATEMENTS THAT ARE NOT STATEMENTS OF HISTORICAL FACT, INCLUDING STATEMENTS ABOUT THE BELIEFS AND EXPECTATIONS OF THE COMPANY'S MANAGEMENT, ARE FORWARD-LOOKING STATEMENTS. THE WORDS "ANTICIPATES," "BELIEVES," "ESTIMATES," "EXPECTS," "FORECASTS," "INTENDS," "PLANS," "PREDICTS," "PROJECTS" AND "TARGETS" AND SIMILAR WORDS ARE INTENDED TO IDENTIFY THESE STATEMENTS, WHICH NECESSARILY INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES. ACCORDINGLY, THE ACTUAL RESULTS OF OPERATIONS OF THE COMPANY MAY BE DIFFERENT FROM THE COMPANY'S CURRENT EXPECTATIONS, AND THE READER SHOULD NOT PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS SPEAK ONLY AS OF THE DATE THEY ARE MADE, AND THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO UPDATE THEM IN LIGHT OF NEW INFORMATION OR FUTURE DEVELOPMENTS.



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                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    Tele Centro Oeste Cellular Holding Company


Date: February 6, 2001        By:      /S/ MARIO CESAR PEREIRA DE ARAUJO
                                    ------------------------------------
                                    Name:  Mario Cesar Pereira de Araujo
                                    Title: President














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